
DiversyFund, Inc.
Now you can invest in our parent company like a venture capitalist.
DIVERSYFUND
Multifamily Real Estate Offerings
Well-Balanced Portfolio
ALL RIGHTS RESERVED
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Hi and welcome to today's webinar on DiversyFund's Venture investment offering in our parent company. My name is Alan Lewis, a DiversyFund founder and Chief Investment Officer. Over the next few minutes, we'll cover in detail the investment opportunity along with many of our company's significant accomplishments over the past seven years and our plans for future growth. This investment gives a select group of investors the opportunity to invest in our parent company like a venture capitalist and become a part owner. Before diving in, please remember to review the legal disclaimer at the end of this presentation along with the risks outlined in Offering Circular, as we take compliance very seriously. As always, past performance does not guarantee future results.


DIVERSYFUND
Stop Investing Like It's 1989
$41 Billion
Yale Endowment Fund
• 1989:
50% invested in U.S. stocks
• Today:
U.S. stocks are under 5% of portfolio
• Today:
Venture capital accounts for nearly 20%
Is your portfolio missing a venture capital investment?
Stocks
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
1990
1995
2000
2005
2010
2015
2020
Leveraged Buyouts
Venture Capital
Natural Resources
Real Estate
Absolute Return
Foreign Equity
Domestic Equity
Cash and Fixed Income
Source: https://investments.yale.edu/about-the-yio visited May 2023
ALL RIGHTS RESERVED
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If you're watching this webinar it's likely because you're an investor who is looking for ways to grow your wealth and move away from the stock market roller coaster or the unpredictability of crypto or other fad investments. You might even be frustrated with the way your investment portfolio has been performing and wondering if there's a better approach that includes a better way of investing.

tony Robbins famously said, "Success Leaves Clues. Go figure out what someone who is successful did, and model it." Well, in the institutional investor world, one of the most successful investors over the last 30 years has been the Yale Endowment Fund, which manages a portfolio of over $41 billion in investments.

What this chart reveals is one of the major changes that the Yale Fund started making over 30 years ago in 1989 that has helped their success.

They started to reduce their investments in US stocks and started to increase their investments in venture capital and other alternatives. In 1989, nearly 50% of their portfolio was in US stocks. And if you follow the dark blue band near the bottom of the chart you'll see that their US stocks went from nearly 50% to under 5% of their portfolio. That's right. Under 5% today. Meanwhile, the Yale Fund has increased its allocation to venture capital investing to nearly 20% of their portfolio today. If you're like most accredited investors, your portfolio looks more like Yale's 1989 portfolio from 30 years ago. Your portfolio might be over 70% in US stocks and bonds and you probably don't have ANY venture capital investments in your portfolio, certainly less

than Yale’s 20% allocation. today.



DIVERSYFUND
What is Venture Capital
✓ Early Stage Investing in Private Companies
✓ Investing in Innovation
✓ Targeting Returns That Can Beat The Stock Market Over Time
How You Receive Returns: THE EXIT
• Company Goes IPO
• Company Gets Acquired
ALL RIGHTS RESERVED
* Source: "US Venture Capital - Index and Selected Benchmark Statistics", Cambridge Associates, December 31, 2022 and "Real Estate - Index and Selected Benchmark Statistics", Cambridge Associates, December 31, 2022.

So what is venture capital investing? Venture capital investing is when you invest in private companies in their early stage years, way before they ever IPO on the stock market or get acquired. Some of these companies don’t make it and close their doors but For some companies like Amazon and Tesla, the venture capital investors capture billions of dollars of profits by investing years ahead of everyone else. Venture capital investing allows you to invest in innovation and target returns that often beat the stock market and real estate average returns over time.* With a venture capital investment, it’s important to note that there are some limitations. VC investing is definitely a long term investment where you can’t just cash out after a year or two. This is because there are two main ways to get returns on a VC investment, referred to as “exits”. This means you get paid when the company either goes IPO or gets acquired by a larger company. There is no predictability or guarantee as to when or if an exit will ever happen. It could be 5 years or 10 years, or not at all in some cases. So while there can be significant upside with some VC investments, there are also challenges and real risks to be considered.

At DiversyFund, we believe that you should have access to these opportunities because there’s a reason that institutional investors allocate to VC investments. We believe that you should have the ability to make venture capital investments too. And this is why we’re proud to announce that today we are allowing all investors to invest in our parent company and become a part owner of our innovative platform.


DIVERSYFUND
The Right VC Investment
DIVERSYFUND
Upside Potential of a Fintech Venture Capital Investment
Potential Downside Mitigation From Potential Real Estate Profits

Why do we believe DiversyFund is such a compelling investment opportunity for someone looking to add a venture capital investment to their portfolio? Because investing in DiversyFund may give you the potential upside of a financial technology company while also mitigating some of the downside risk from the potential real estate profits from the portfolios we manage. See the disclaimers at the end for more information on the risks involved with venture capital investing.


DIVERSYFUND
Our Story
Goal
Bringing commercial real estate assets to the masses through our innovative and easy-to-use investment portal
Differentiation:
Making institutional quality investing accessible and easy with our proprietary and unique online investment portal.
The Jobs Act of 2015 and subsequent reforms in 2020 now allow millions of investors to participate in the kind of real estate investments that were once only reserved for the ultra wealthy.
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DiversyFund’s goal has always been to bring commercial real estate investing to the masses through our innovative and easy to use online investment portal. We started the company seven years ago in order to leverage new Jobs Act laws from 2015 that made it possible to market multifamily investments online to everyday investors.

So we took an investment product that had been limited to large institutional investors and made it accessible to all investors with our proprietary and unique investment portal. Today our community is over 300,000 strong with over 28,000 investors. And we’re just getting started.


DIVERSYFUND
Our Mission
✓ Democratizing access to commercial real estate assets
✓ Making wealth creation through real estate investing available to all
✓ Offering growth real estate Investments for accredited and non-accredited investors
✓ Empowering individuals to participate in institutional-quality multifamily investments
Competitive Edge:
• Easy to use tech platform
• Decades of team experience investing funds in commercial real estate across the U.S
• Fully-automated user experience with $500 minimums
• Not a marketplace, we are a vertically integrated investment platform
ALL RIGHTS RESERVED

So at its core, our mission is to democratize access to commercial real estate assets starting with multifamily apartment investments. This means providing both accredited and non-accredited investors with the opportunity to build wealth in their portfolios through the institutional-quality multifamily investment offerings that we source and manage for our customers.

And when it comes to creating competitive advantages, we have invested heavily into building a superior online platform that ties together an expansive array of behind the scenes tech applications in order to give our customers a fully-automated user experience with $500 minimums for select offerings and the ability to conveniently invest online in under 5 minutes.

Another competitive advantage we have in our space is that DiversyFund is NOT a marketplace, by choice. Instead we are vertically integrated and source and manage all the real estate investments in-house with our dedicated team of experienced real estate professionals.


DIVERSYFUND
Executive
Team
With decades of experience in
real estate investing
Craig Cecilio
Co-Founder and CEO
20 Yrs RE and Start-Up
Univ Colorado Boulder
Alan Lewis
Co-Founder and CIO
20 Yrs Wall St / RE
Columbia Law / BYU
ALL RIGHTS RESERVED
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Craig Cecilio and I founded DiversyFund in 2016. Craig has over 20 years of experience working with real estate investing and managing his own startups, having graduated from the University of Colorado Boulder. I've spent over 20 years in the various aspects of the real estate investment industry including time on Wall Street after graduating from Brigham Young University and Columbia Law School. We're joined by an experienced executive team that includes a real estate executive with broad institutional investing experience and a compliance and legal executive who has worked at one of the top U.S. law firms.



DIVERSYFUND
Our Industry
is Ready
7
Years since D2C crowdfunding enabled
$200B+
Alternative assets at Franklin Templeton
20%
Of stock market is D2C
40x
D2Ctrading
(Robinhood 340K to 15M+ users in 8Y)
$3.6T+
Global real estate market value
$2B+
Raised by Moonfare for D2C platform in EU
Balanced portfolio
All in one place
First time investor
Source: SEC, Franklin Templeton, BusinessofApps, Marketplacefairness, Grandview Research, Moonfare
ALL RIGHTS RESERVED
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And the market opportunity is more compelling as you can see the momentum trending in our favor. It's been just 7 years since Direct to Consumer crowdfunding became available. Franklin Templeton currently manages over 200 billion of alternative assets alone showing the growth of alts. And today nearly 20% of the US stock market is fueled by direct to consumer trading and the trend is now coming to the alternative investing space. Direct to consumer stock trading has increased 40X in recent years through the aid of fintech platforms. And the global market for real estate is valued at over 3.6 trillion. The EU's largest direct to consumer online investment platform, known as Moonfare, raised over 2 billion, showing the significant room for growth and scale in our industry.

https://www.grandviewresearch.com/industry-analysis/real-estate-market 3.69T real estate


DIVERSYFUND
Modernizing Private Market Access
Old Method
Accredited Only
Million Dollar Minimums
Wire Payments
Broker Costs
New Method
✓ Open to all investors
✓ $500 Minimums
✓ Convenient online ACH and e-signed documents
✓ No broker fees
ALL RIGHTS RESERVED
Real Estate Growth Fund

So at DiversyFund over the last 7 years, we have been disrupting and modernizing private market access to investments like institutional quality multifamily investments. In the private real estate investment markets, the Old Method of investing was limited to Accredited Investors Only with investment amounts that sometimes were above a million dollars. And investors were faced with the inconvenience of having to make wire payments and fedex paperwork while paying high broker costs at times.

DiversyFund's new method makes these multifamily real estate investments open to all investors regardless of status with low $500 minimums and convenient only ACH bank transactions and e-signed documentation. And because we're vertically integrated, our customers avoid middleman fees. And the opportunity in front of us to continue to disrupt an outdated industry is exciting.


DIVERSYFUND
Our
Growth
Numbers
DIVERSYFUND
300k+
Total
Community
28k+
Total Customers
73%+
Engagement
$234M
RE Assets*
10
*FMV as of December 31, 2022. See slide "DiversyFund Portfolio for additional details.

As far as the traction we've created over the past 7 years, we have over 300,000 members in our community and 28,000 of those have become customers that have entrusted us to help them in their wealth building journeys. We have up to a 73% open rate on some of our community emails showing high community engagement and our managed portfolio of real estate assets has an estimated fair market value of over 234 million dollars.


DIVERSYFUND
Our Revenue Model
We've developed a powerful revenue model based on our vertical integration allowing us to capture revenue from both fintech and front and back-end real estate transactions.
Investment Platform
We own our investment platform including the proprietary tech ecosystem.
Asset Acquisition & Management
Unlike most other online real estate investment firms, we sponsor and manage all assets internally for additional revenue.
Revenue from Platform Capital Raise
Revenue from Acquisition of Assets
Revenue from Asset Disposition Profits
ALL RIGHTS RESERVED
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We've developed a unique revenue model that leverages our vertical integration allowing us to capture revenue from both the fintech side and the front and back end of real estate transactions. So the investment platform for some investment products created revenue tied to the capital raise and fund management as a first revenue stream. The second revenue stream is the fee income we collect when we acquire a new real estate asset for our customer portfolio. And the third revenue stream comes from the profit interest when we sell an asset. These three revenue streams combine to help us create revenue from several different angles as we support our customers.


DIVERSYFUND
Our
Traction
Each milestone we've hit fueled high growth.
2014
The idea is born
May 2015
JOBS Act Regulation
2016
Co-founders partner
2016-2018
Laying the foundation
Nov. 2018
First REIT SEC Qualified
Jan. 2019
Platform Launch
June 2019
$500 Minimum
Nov. 2019
2,000+ investors
Q1 2020
Mobile App
Q3 2020
Added auto-invest option
(automated monthly withdrawals)
June 2022
Sold 4 Multifamily Properties
Dec. 2022
28,000 Investors
Jan 2023
Launched our own payment processing and Premier Plan
ALL RIGHTS RESERVED
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And since we formed the company in 2016, we've hit milestone after milestone over the past seven years including getting our first Reg A+ REIT offering qualified with the SEC in 2018; reaching 28,000 investors in 2022; while also proudly watching four of our customer properties go full cycle to provide returns on disposition that we were very proud of.


DIVERSYFUND
DiversyFund Portfolio*
Azul Luxury Residences
The France on Frazier Creek
Cobble Hill
Mission Villas
Avalon at North Charleston
The Independent
*Select Representative Properties

As our customers continue to trust us with their capital, we're able to purchase multifamily assets on their behalf. Our real estate offerings tend to focus on a value add strategy meaning we acquire older apartment buildings with existing tenants in place and perform a renovation plan over the first couple years in order to improve living conditions for tenants and increase the rents on the property. Pictured here are a select handful of our portfolio assets in south Florida, South Carolina, Texas and Northern California.

DIVERSYFUND

DiversyFund Portfolio

Property	Units	Location	Vintage	FMV	Status
Azul	49	Stuart, FL	2019	$21, 265,970	Closed
The France on Frazier Creek	30	Stuart, FL	1925	$6,000,000	Closed
Avalon I at North Charleston	145	North Charleston, SC	2002	$22,969,900	Closed
Avalon II at North Charleston	285	North Charleston, SC	2009	$47,869,563	Closed
Mission Villas	176	San Antonio, TX	1965	$14,015,508	Closed
Swaying Oaks	64	San Antonio, TX	2017	$8,059,315	Closed
Cobble Hill	136	Fort Worth, TX	1984	$14,599,354	Closed
Village Creek	184	Fort Worth, TX	1970	$16,762,473	Closed
Durant	19	Berkeley, CA	1910	$5,890,000	Closed
Granito Drive*	-	Hollywood, CA	-	$3,476,750	Debt Investment
Onyx on Park	61	San Diego, CA	Est. 2024	$43,100,000	Under Construction
The Independent	61	Monterey, CA	2008	$20,000,000	Closed
The Colony Uptown	90	San Antonio, TX	1972	$10,80,000	In Escrow
Total/Median	1,300		1993	$234,808,833	

*Listed assets feature DiversyFund as sponsor or, in the case of third party sponsor, as having co-GP decision rights. Assets are funded by DF affiliates and in some cases partially by third party investors. FMV is calculated. The Independent and The Colony Uptown are carried at their respective purchase prices. The remaining assets are subject to an internal valuation based on the following characteristics: Assets in Major Reposition- Year 1: Cost; Year 2: Stabilized NOI at market cap rate; Stabilized Assets – Forward 12-month NOI at market cap rate; Development Assets – Cost Plus until stabilization; Debt Investments – Cost/Par of Debt Amount; Market cap rates are derived from Costar. FMV as of December 31, 2022

This offers a snapshot of our entire current portfolio that we manage, which totals 1,300 multifamily units with an estimated fair market value of over $234 million. In most instances, when we acquire an asset for our customers, we generate fee revenue. For some of our investment products, we create revenue related to the capital raise and fund management. And when we sell these assets, a portion of the profits is often payable to DiversyFund as one of our three main revenue streams.

Sold Assets*

Property	Units	Location	Vintage	Sold Price
Summerlyn	200	Killeen, TX	1974	$11,625,000
Cottonwood Creek Estates	36	Murray, UT	1972	$8,235,000
Woodside Apartment Home	54	Holladay, UT	1973	$13,400,000
Boulevard West	243	Greenville, NC	1991	$24,000,000
McArthur Landing	121	Fayetteville, NC	2011	$16,600,000
Goshen	3	San Diego, CA	2018	$2,900,000
Total / Median	657		1982	$76,760,000


SOLD


SOLD


SOLD


SOLD


SOLD

*Past performance does not guarantee future results.

In fact, just last year in 2022, we sold four assets in the portfolio, which sales generated $6.5 million of revenue to DiversyFund from the profit interest revenue stream.


DIVERSYFUND
The Investment
You are making a Venture Capital investment in our Parent Co., which means you will co-own with other investors the FinTech Platform AND our potential real estate profits.
Tech
Our platform provides 100% online, automated investing opportunities
Data
Complex consumer data ecosystem that fuels our decision-making
Real Estate Assets
We manage the assets and receive a potential profit interest
Community
Large addressable market and growing community with high LTV potential
ALL RIGHTS RESERVED
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So this investment offering allows you make a venture capital investment into our parent company which means you co-own with us the fintech platform that we've built, that's backed by complex data analysis and a community of over 300,000 with 28,000 having already become customers. And our parent company also gets the benefit of the potential profit interests generated from our growing real estate portfolio that we build for our customers.


DIVERSYFUND
Our
Targeting:
Path to Exit
Cadre's $800M valuation: Driven by tech, data and community, yet just a middleman with NO asset upside
DiversyFund combines tech, data and community. PLUS we have profit interests in our real estate assets
MASTERWORKS
$1 Billion
CADRE
$800 Million
In Millions
$1000
$800
$600
$400
$200
$0
2020
2021
2022
2023
DIVERSYFUND
5-10 YR+ EXIT OPTIONS:
IPO
Acquired
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Finally, where are we headed? Over the years ahead, we plan to continue to grow DiversyFund to the point where we have attractive exit options for our investors like you that choose to invest in the parent company. In the past, we've already seen some of our competitors in the space receive valuations ranging from $800 million for Cadre to $1 billion for Masterworks. And we aspire to join their ranks in the years ahead. Potential exit options for a venture capital investment like this one come in the form of an IPO, where DiversyFund would list its shares on the stock market and you would be able to sell your shares in such case.

Another potential exit option would be us getting acquired by a strategic buyer in which case you could receive cash for your shares in the acquisition. And while we can't guarantee any of these outcomes nor the timing of when an exit may even occur, we do know that we share the same goal with our shareholders in pushing for an exit that could potentially lead to a strong return.


The Investment:
History of Growth
Price per share since August 2017 *
DIVERSYFUND
$2.25
$2.00
$1.75
$1.50
$1.25
$1.00
$0.75
$0.50
$0.25
$0
2017
2018
2019
2020
2021
2022
2023
*DiversyFund, Inc. historical stock prices are based on previous issuances of shares to third party investors in private offerings and includes our last funding round. There is no assurance that future stock prices will reflect continued growth, or any growth at all. There is no active market for the shares of the Company where they can be bought or sold.

Finally, it's worth noting that DiversyFund has been on a path of growth since its inception in 2016 as seen here from the share prices of DiversyFund shares over the years. Since our first capital raise in 2017, our share price has increased by over 350%. By partnering with us and becoming a shareholder in our parent company, you'll not only add a venture capital investment to your own portfolio but you'll help us continue to grow our fintech community and expand the DiversyFund portfolio of real estate assets for our customers. Of course, past performance is no guarantee of future success.

For more information

See the Discussion Channel at Offering landing page at DiversyFund.com

DISCLAIMERS: This presentation does not constitute an offer to sell or solicitation of an offer to buy securities. An offering can only be made pursuant to the delivery of an offering circular or private placement memorandum and receipt of investor documentation. Prospective investors should not rely in whole or in part on this presentation.

Securities offered will be sold in reliance on one or more exemptions from the registration requirements of the Securities Act of 1933. The securities are being offered and sold only to residents of states in which such exemptions are available, who can meet certain requirements including net worth and income requirements, and who purchase the securities without a view to distribution or resale. The presentation does not constitute an offer to sell or a solicitation of an offer to buy by anyone in any state or jurisdiction in which such offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

This presentation contains forward looking information that relates to future events or future predictions, including events or predictions relating to future financial performance. Forward-looking statements are based on current expectations and involve a number of known and unknown risks, uncertainties and other factors, many of which are beyond the company's control, that could cause actual results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Market, financial and other forward-looking information in this presentation and in the related Offering Circular and Investment Agreement is based on assumptions we believe are reasonable but that may or may not prove to be correct. There can be no assurance that our views are accurate or that our estimates will be realized, and nothing contained herein is, or should be relied on as, a promise of the future performance or condition of the company. Financial projections are hypothetical, are not based on actual investment results and are presented solely for the purpose of providing insight into the Company's goals and objectives. There can be no assurance that any of these goals and objectives will be met. You should not place undue reliance on forward-looking statements and no responsibility is accepted by the Company or any of its directors, officers, employees, agents or advisers or any other person in respect thereof. The Company does not undertake to publicly update or revise any forward-looking statements that may be made herein, whether as a result of new information, future events or otherwise.

There is no assurance these securities will ever be publicly tradable nor that an investor will receive a return on or of any part of its investment. A prospective investor, together with his or her financial, tax and legal advisers, should independently evaluate the reasonableness of any assumptions or projections and should not place undue or significant weight on any projections by the Company or any other persons. There is no assurance these securities will ever be publicly tradable nor that an investor will receive a return on or of any part of its investment. Investors could lose some or all of their investments (***see Offering Circular for a detailed explanation of certain risks associated with the Company and venture capital investing in general, including the risk that you might lose some or all of your capital and the risk that there is no active market for the shares of the Company***).

Thank you for tuning into this webinar and if you have any further questions, please visit the Discussion Channel on the landing page for this offering at Diversyfund.com. Thank you and we look forward to partnering with you.